EXHIBIT 99.1

FOR IMMEDIATE RELEASE May 4, 2006	TSX/NYSE/PSE: MFC; SEHK: 0945
Manulife Financial Corporation announces stock split by way of stock dividend
TORONTO — Manulife Financial Corporation (“Manulife Financial”) today announced that its Board of Directors has declared a stock dividend, which has the same effect as a two-for-one split of its common shares.
Mr. Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial said, “Our share price has appreciated as a result of our strong performance and this step will make our shares more affordable and attractive to retail shareholders.”
Shareholders of record as at the close of business on May 25, 2006 will be entitled to receive the stock dividend payment on the payment date of June 2, 2006. Starting June 2, 2006, ownership statement holders and U.S. registered shareholders will be notified by mail of their revised shareholding after giving effect to the stock dividend, and other registered shareholders will be mailed share certificates representing the stock dividend. The brokerage accounts of other non-registered shareholders will be credited for the additional shares representing the stock dividend on or about the payment date.
No income tax will be payable by Canadian resident shareholders and non-resident shareholders will not be subject to any Canadian withholdings tax as a result of the stock dividend. Generally, it is expected that there will be no tax consequences to shareholders arising from the stock dividend, but shareholders are advised to consult their tax advisor for additional information.
Manulife Financial’s equity-based benefit plans will be adjusted as necessary to reflect the issuance of additional common shares or options due to the declaration of the stock dividend. All share and per share data for future periods will also reflect the stock dividend.
Manulife Financial’s common shares are expected to begin trading on a post-stock dividend basis on the Toronto, Hong Kong and Philippines Stock Exchanges on May 23, 2006 and on the New York Stock Exchange on June 5, 2006. Listing of the additional common shares is subject to normal approvals of each exchange.
The Board of Directors today also declared a quarterly common share cash dividend of $0.35 per share payable on June 19, 2006 to common shareholders of record at the close of business on May 16, 2006. This cash dividend will be paid on pre-stock dividend basis as of May 16, 2006, and is equivalent to $0.175 per share on a post-stock dividend basis.
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Manulife Financial and the block design are registered services marks and trademarks of The Manufacturers Life Insurance Company and are used by it and its affiliates including Manulife Financial Corporation.

About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$386 billion (US$330 billion) as at March 31, 2006.
Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

For more information, please contact:

Media inquiries:	Investor Relations:
Peter Fuchs	Patricia Kelly
(416) 926-6103	1-800-795-9767
peter_fuchs@manulife.com	investor_relations@manulife.com